UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

☒	For Period Ended: December 31, 2002
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 8. Financial Information and Item 18. Financial Statements

PART I — REGISTRANT INFORMATION

Corporación Durango, S.A. de C.V.

Full Name of Registrant

Former Name if Applicable

Torre Corporativa Durango, Potasio 150

Address of Principal Executive Office (Street and Number)

Ciudad Industrial, Durango, Durango, Mexico 34220

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Corporación Durango, S.A. de C.V. (the “Company”) did not file that portion of the annual report on Form 20-F containing the consolidated financial statements of Compañía Papelera de Atenquique, S.A. de C.V. and its subsidiary and the financial statements of Industrias Centauro, S.A. de C.V., each a non-wholly owned subsidiary guarantor to the Company’s 13 1/8% Senior Notes due 2006 and the 13 1/2% and Senior Notes due 2008, within the prescribed time period as required by Rule 3-10 of Regulation S-X under the Exchange Act of 1934. In addition, the consolidating note to the Company’s consolidated financial statements, required by Rule 3-10 of Regulation S-X under the Exchange Act of 1934, was not included in the consolidated financial statements filed as part of the Company’s annual report on Form 20-F. The portion of the Company’s annual report on Form 20-F not timely filed was not presented because the information necessary could not be compiled within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gabriel Villegas	011 (5255)	5488-0380

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Corporación Durango, S.A. de C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2003	By: /s/ Gabriel Villegas

Gabriel Villegas Secretary